September 18, 2020

VIA EDGAR

Lisa N. Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PREC14A for Eaton Vance Senior Income Trust (the “Fund”)

(1940 Act File No. 811-09013)

Dear Ms. Larkin,

This letter responds to comments you provided to the undersigned and Jordan Marciello via telephone on September 11, 2020 in connection with your review of the Fund’s preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on September 4, 2020 (Accession No. 0000940394-20-001272). We have reproduced each comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in the Fund’s definitive proxy statement, as applicable.

1.	The Fund’s preliminary proxy statement referenced the possibility of a virtual annual meeting. Please confirm that the Fund is aware that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Fund confirms that it is aware of the Guidance.

2.	Please include disclosure regarding abstentions pursuant to Item 21 of Schedule 14A.

Response: The requested change has been made. The Fund’s preliminary proxy statement included disclosure regarding votes to withhold. This disclosure has been revised to note that votes to withhold are sometimes referred to as abstentions.

3.	Please add a proposal line item to each proxy card regarding adjournment of the Fund’s annual meeting.

Response: The Fund respectfully declines to make this change. Rule 14a-4(a)(3) under the 1934 Act requires the proxy statement to identify “each separate matter intended to be acted upon.” The Fund submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. Instead, the Fund believes that adjournments are “incident to the shareholder meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7).

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President